MAIL STOP 0303

      May 27, 2005

By Facsimile (312) 923-2737 and U.S. Mail

Joseph P. Gromacki
Jenner & Block LLP
One IBM Plaza
Chicago, Illinois 60611

Re:  	General Motors Corporation
	Schedule 14D-9 filed on May 19, 2005
	File No. 005-42630

Dear Mr. Gromacki:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9

Item 4.  The solicitation or Recommendation, page 1

1. We note that Goldman Sachs and Morgan Stanley "reviewed with the [b]oard recent [c]ommon [s]tock price performance and trading activity, the impact of the offer on the market price of the [c]ommon [s]tock , various other tender offers by Tracinda and/or Mr. Kerkorian and certain factors influencing the current market price
Of the [c]ommon [s]tock." Please advise whether Goldman Sachs and/or Morgan Stanley provided the board with any written materials. If so, please provide us those materials and tell us, with a view toward disclosure, whether the board considered the materials in making its determination to express no opinion and remain neutral with respect to the offer.

2. Please expand this section to further discuss the regulatory approval requirements considered by the board and the regulatory concerns that were triggered as a result of Tracinda`s offer. In this regard, explain what aspects of the federal, state and foreign banking regulations the board found relevant to Tracinda`s offer. Similarly, in view of your disclosure that the board reviewed the "investment history of Tracinda and/or Mr. Kerkorian with respect to other companies" and "various other tender offers by Tracinda and/or Mr. Kerkorian," expand your disclosure to explain the aspects of Tracinda`s and/or Mr. Kerkorian`s history that the board considered in reviewing the offer.

Item 5.  Persons/Assets Retained, Employed, Compensated or Used,
Page 4

3. We note that General Motors expects that it will pay Goldman
Sachs and Morgan Stanley reasonable and customary compensation for their advisory services in connection with the offer, but has not yet agreed to the financial terms for such advisory services. Upon re-filing, please provide your arrangements for compensation with Goldman Sachs and Morgan Stanley as of the most recent practicable date. See Item 5 of Schedule 14d-9.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your Schedule 14D-9 in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.

      Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

     						Very truly yours,



	              	          	Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers and Acquisitions

cc:	Warren G. Andersen
	General Motors Corporation
	300 Renaissance Center
	Detroit, Michigan 48265

	Frederick S. Green
	Weil, Gotshal & Manges LLP
	767 Fifth Avenue
	New York, New York 10153